Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto notes press speculation
4 June 2009
Rio Tinto notes press speculation. Rio Tinto is pursuing a range of options, some of which are at an advanced stage, for maximising shareholder value and improving the Group’s capital structure.
A further announcement will be made in due course.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605	Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Email:
questions@riotinto.com

Websites:
www.riotinto.com

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